

February 20, 2014

Via E-mail
Kirk R. Oliver
Chief Financial Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

> **Re:** **UGI Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed December 16, 2013**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Filed February 7, 2014**
> **File No. 1-11071**

Dear Mr. Oliver:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Consolidated Financial Statements, page F-6

Note 6 – Debt, page F-25
AmeriGas Propane, page F-26

1. We note your disclosure that the AmeriGas Propane 6.75% and 7.00% notes are guaranteed by AmeriGas Partners. Please tell us your consideration of the applicability of the financial statement and related disclosure requirements in Rule 3-10 of Regulation S-X as it relates to the subsidiary issuer and subsidiary guarantor of these registered notes.

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Item 4. Controls and Procedures, page 41

2. We note that as of September 30, 2013 you concluded disclosure controls and procedures were not effective because of identified weaknesses in your internal controls over financial reporting. We also note your disclosure that there were no changes in internal controls over financial reporting during the quarter ended December 31, 2013 and that you expect to remediate the material weaknesses in internal control over financial reporting during fiscal 2014. In light of the preceding, please tell us how management determined that disclosure controls and procedures are nonetheless effective as of December 31, 2013. Please also tell us your consideration of expanding your disclosure to explain how management determined that disclosure controls and procedures are now effective given the material weaknesses identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief